UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Director

On June 5, 2023, the Board of Directors (the “Board”) of Kazia Therapeutics Limited (the “Company”) appointed Ms. Ebru Davidson as a director of the Company, effective June 5, 2023. The appointment intends to fill the vacancy created by Dr. James Garner’s departure. The biographical information of Ms. Davidson is set forth below.

Ms. Davidson is an experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited, an unlisted public Australian life sciences company that discovers and develops pharmaceuticals derived from nature to address unmet medical needs in humans and companion animals. As a former partner at Thomson Geer Lawyers, Ms. Davidson brings over 14 years’ experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. She also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange.

Ms. Davidson holds a Bachelor of Science degree from the University of Melbourne, a Juris Doctor (Honours) from Bond University. Ms. Davidson is an Associate Member of the Governance Institute of Australia having completed a Graduate Diploma of Applied Corporate Governance.

On June 5, 2023, the Company issued an ASX announcement titled, “Kazia Expands Board of Directors with Appointment of Ebru Davidson.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quotes of Iain Ross in Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated June 5, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich

Karen Krumeich

Chief Financial Officer

Date: 5 June 2023